Mail Stop 3561

November 25, 2009

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010

> **Re:** **Stadium Entertainment Holding Corp.**
> **Form 1-A Amendment No. 7**
> **Filed on November 19, 2009**
> **File No. 024-10240**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the analysis the company provided Florida regulators regarding the Regulation A exemption. Please note that Form 1-A is a document that is publicly available from the Public Reference Room and is available from other electronic sources, such as Thompson Research. Please also note that a Regulation A offering is a public offering and therefore the Form 1-A is considered a general solicitation. Please advise.

2. You have revised the disclosure on the cover page to indicate that you may allow the exchange of up to $220,000 of outstanding promissory notes into shares in this offering, up from $120,000. The disclosure is inconsistent throughout the

offering circular. For instance, at the beginning of the use of proceeds you continue to refer to $120,000. Please reconcile.

Use of Proceeds, page 9

3.   In addition, you indicate that you have $400,000 of borrowings other than to Sandstone. Of that amount, the disclosure in footnote 5 of the financial statements indicates that $280,000 is convertible into common stock under convertible note agreements, and that the remaining $120,000 of promissory notes do not appear to have a convertible feature. As indicated in our prior letter dated September 14, 2009, the conversion terms of these loans appear to be available immediately upon issuance of the loans. Therefore, it appears that the private placement of the loans would also cover the conversion of the notes. Therefore, the issuance of common stock in this offering would not be available to cover the conversion of the notes. Please revise to remove $100,000 from the amount that may me exchanged in this offering. We may have further comment.

4.   Please revise the use of proceeds table to reflect repayment of the $280,000 of promissory notes that may not be exchanged for shares in this offering.

5.   Please revise the disclosure added in response to comment four from our letter dated November 12, 2009 to provide more definitive language. For instance, clarify, if true, that you will not use proceeds to pay Ms. Barone's salary for any period after the expiration of the 12 month period following this offering, or else state the amount that has specifically been allocated to Ms. Barone's salary in the aggregate. Provide similar disclosure for the amount used to compensate officers hired in the future.

6.   We partially reissue comment five from our letter dated November 12, 2009. Given the limited cash balance as of November 1, 2009, the significant amount of borrowing past due, and net losses to date, please explain how you plan to satisfy your cash requirements given that you may not use the proceeds of this offering unless and until the minimum is achieved.

Management's Discussion and Analysis and Plan of Operation, page 26

7.   Please reconcile the disclosure on page 27 regarding the loans outstanding with footnote 5 of the financial statements.

Closing Comments

As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Ethan Horowitz, the primary accounting examiner for this filing, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with other questions.

       Sincerely,

       John Reynolds
       Assistant Director

cc: Philip D. Forlenza, Esq.
       Fax (732) 224-6599

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